                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended        December 31, 2001
                                           ----------------------------

                                       OR

[    ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                 EXCHANGE ACT OF 1934

                 For the transition period from __________ to  ________


Commission file number  1-4651
                        ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         Dana Corporation Employee Incentive and Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615

     DANA CORPORATION
     EMPLOYEE INCENTIVE AND
     SAVINGS INVESTMENT PLAN
     FINANCIAL STATEMENTS AND
     SUPPLEMENTAL INFORMATION
     DECEMBER 31, 2001 AND 2000

DANA CORPORATION

EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION


                                                                                                      Page

I        REQUIRED INFORMATION

Report of Independent Accountants                                                                        2

Financial Statements:

         Statement of Net Assets Available for Benefits
          as of December 31, 2001 and 2000                                                               3

         Statement of Changes In Net Assets Available for Benefits,
          for the Years Ended December 31, 2001 and 2000                                                 4

         Notes to Financial Statements                                                                 5-8

Supplemental Information*:

         Schedule of Assets (Held at End of Year)                                      Schedule H, line 4i

II       SIGNATURE                                                                                      12

III      EXHIBIT A - Consent of independent accountants                                                 13




*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Dana Corporation Employee Incentive and
Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/PricewaterhouseCoopers LLP
Toledo, Ohio
June 20, 2002

DANA CORPORATION                                                               3
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(AMOUNTS IN THOUSANDS)

--------------------------------------------------------------------------------


                                                 DECEMBER 31,
                                             2001            2000
Assets:
Investments, at fair value                $ 95,382         $115,136
Investments, at contract value              40,963           37,330
                                          --------         --------
         Total investments                 136,345          152,466

Receivables:
Employee contributions receivable              691             --
Employer contributions receivable              111             --
Other receivables                             --                 50
                                          --------         --------

         Total assets                      137,147          152,516
                                          --------         --------

Liabilities:
Other payables                                --                169
                                          --------         --------
         Total liabilities                    --                169
                                          --------         --------

Net assets available for benefits         $137,147         $152,347
                                          ========         ========


The accompanying notes are an integral part of the financial statements.

DANA CORPORATION                                                               4
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(AMOUNTS IN THOUSANDS)

--------------------------------------------------------------------------------


                                                            YEAR ENDED
                                                            DECEMBER 31,
                                                      2001              2000
Additions:
     Additions to net assets attributed to:
       Interest and dividend income                $   5,254          $  14,457

     Contributions:
       Employee contributions                         10,674             11,391
       Employee rollovers                                166                736
       Employer contributions                          1,654              1,682
       Interest on employee loans                        526                233
       Other additions                                   247               --
                                                   ---------          ---------
         Total additions                              18,521             28,499
                                                   ---------          ---------

Deductions:
       Benefit payments                               13,027             23,379
       Net depreciation of investments                20,694             40,540
                                                   ---------          ---------
         Total deductions                             33,721             63,919
                                                   ---------          ---------

Net decrease in net assets
 available for benefits                              (15,200)           (35,420)

Net assets available for benefits
 at beginning of year                                152,347            187,767
                                                    ---------          ---------

Net assets available for benefits
 at end of year                                    $ 137,147          $ 152,347
                                                   =========          =========


The accompanying notes are an integral part of the financial statements.

DANA CORPORATION                                                               5
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

   1.  DESCRIPTION OF THE PLAN

       GENERAL
       The Dana Corporation Employee Incentive and Savings Investment Plan
       (Plan) is a defined contribution employee benefit plan that was established on March 1, 1984 to provide benefits for all eligible employees of the former Echlin Inc. (Echlin) as identified in the Plan agreement. The Plan is sponsored by Dana Corporation (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is a brief description of the Plan. Participants should refer to the Plan agreement for more complete information.

       ADMINISTRATION
       The Plan is administered by the Benefits Committee of Dana, which is composed of the Dana Corporation Investment Committee. Until December 29, 2000 the Plan assets were held in a trust with The Chase Manhattan Bank. On December 29, 2000, The Vanguard Fiduciary Trust Co. (Trustee) was appointed the trustee of the Plan and all assets of the Plan were transferred to Vanguard on January 2, 2001.

       PARTICIPATION
       Each employee who is in a covered class of employees within a participating division, has attained the age of 21 and has met the service requirements stipulated in the Plan agreement is eligible to participate in the Plan.

       EMPLOYEE CONTRIBUTIONS
       An employee may elect to have up to 20 percent of his or her eligible compensation, as defined in the Plan agreement, up to the maximum elective deferral amount as determined under Section 402(g) of the Internal Revenue Code, contributed to his or her account. Contributions for some participants may be further limited as a result of other Internal Revenue Code requirements.

       EMPLOYER CONTRIBUTIONS
       The Company contributes thirty percent on the first three percent of the employee's compensation contributed to the Plan and ten percent on the next three percent contributed to the Plan. An additional employer contribution, as defined in the Plan agreement, may be made depending on the Company's financial performance during the Plan year.

       VESTING
       Participants are fully vested at all times in their contributions. Before completing five years of service, participants become vested in the Company's matching contributions at the end of the third calendar year after the contribution was made. Participants who have attained five years of service are fully vested in the Company's matching contributions.

DANA CORPORATION                                                               6
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

   1.  DESCRIPTION OF THE PLAN (CONTINUED)

       NORMAL RETIREMENT, DISABILITY, TERMINATION OR DEATH
       In accordance with the Plan provisions, participating employees who retire upon attaining age sixty-five or become totally and permanently disabled and whose account balance is greater than $5,000 are eligible to receive the full value of their account in a lump sum.

       Upon termination, the vested portion of the participant's account will be payable in a lump sum if the account balance is less than $5,000. Otherwise, the participant's account may remain in the Plan until the participant attains the age of 65.

       Upon a participant's death, the participant's account balance will be paid to the beneficiary in one lump sum.

       LOANS
       The Trustee may extend loans to participants with the approval of the Plan administrator. Participant loans shall not be made for less than $1,000 or exceed the lesser of 50% of the participant's vested account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12 month period. The loan term shall not be longer than 60 months unless the loan is used to acquire a principal residence. Interest shall be charged on the loan at a rate equal to 1% above the "Prime Rate" quoted by the Wall Street Journal under the Money Rates Section.

       As participant loans are repaid, the amounts are allocated to the investment fund according to the participant's most recent election with respect to current contributions.

       PLAN TERMINATION
       Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, participants will become vested in their accounts.

   2.  SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING
       The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       EXPENSES OF THE PLAN
       Generally, the Company pays all expenses associated with the administration of the Plan.

DANA CORPORATION                                                               7
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

   2.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       VALUATION OF INVESTMENTS
       The Plan's investments in common stocks and mutual funds are stated at quoted market value. Investments in guaranteed investment contracts are stated at contract value, which approximates market value.

       Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

       USE OF ESTIMATES
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   3.  INCOME TAX STATUS

       The Internal Revenue Service has ruled that the Plan, as amended through January 1, 1994, qualifies under Section 401(a) of the Internal Revenue Code of 1986 and therefore the related Plan trust is not subject to tax under present tax laws. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   4.  PARTIES-IN-INTEREST

       Investments in the Company Stock Fund consisted of 821,362 and 877,742 shares of Dana Corporation common stock at December 31, 2001 and 2000, respectively. Shares for this fund are purchased in the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the Internal Revenue Code and ERISA.

       Certain Plan investments are shares of mutual funds managed by The Vanguard Group, a company related to the Trustee. Fees paid by the Company for the investment management services amounted to $62,284 for the year ended December 31, 2001.

DANA CORPORATION                                                               8
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

   5.  INVESTMENTS

       The following presents investments that represent five percent or more of the Plan's net assets.


                                                                    DECEMBER 31,
                                                               2001             2000

        (amounts in thousands)
        Dana Corporation Fixed Principal Fund (GIC),
          40,962,739 shares in 2001                           $40,963         $  --
        Dana Corporation common stock, 3,723,077 and
          3,964,726 shares respectively                        11,430          13,477
        Putnam Voyager Fund, 1,420,628 and 1,436,929
          shares respectively                                  24,577          33,524
        Putnam New Opportunities Fund, 373,545 and
          382,497 shares respectively                          15,308          22,450
        Vanguard PRIMECAP Fund, 196,779 shares in
          2001                                                 10,138            --
        Vanguard Wellington Fund, 319,229 shares in
          2001                                                  8,702            --
        Vanguard 500 Index Fund, 127,425 and 126,029
          shares respectively                                  13,493          15,336
        INVESTCO Stable Value Fund, 37,323,773 shares
          in 2000                                                --            37,330
        AIM Constellation Fund                                   --            11,436
        Dodge & Cox Balanced Fund                                --             7,685
        Loan Fund                                               5,512           7,664


       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $20,694 and $40,540, respectively, as follows:

                               2001            2000

        Mutual funds         $19,702         $27,733
        Common stock             992          12,807
                             -------         -------

                             $20,694         $40,540
                             =======         =======


DANA CORPORATION                                             SCHEDULE H, LINE 4I
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
(AMOUNTS IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------

                                                                                                             CURRENT
  IDENTITY OF ISSUE                              DESCRIPTION OF INVESTMENT                                    VALUE

*Putnam Investments                            Putnam New Opportunities Fund                              $      15,308

*Putnam Investments                            Putnam Voyager Fund Incorporated: Class A                         24,577

*The Vanguard Group                            Vanguard Index Trust: 500 Index Fund                              13,493

*The Vanguard Group                            Vanguard Fixed Income Security Fund                                  614

*The Vanguard Group                            Vanguard World Fund: International Growth Port                     3,025

*The Vanguard Group                            Vanguard Index Fund: Consv Grth Fd                                   261

*The Vanguard Group                            Vanguard Index Fund: Growth Fund                                     299

*The Vanguard Group                            Vanguard Index Fund: Income Fund                                     356

*The Vanguard Group                            Vanguard Index Fund: Moderate Growth PTF                             212

*The Vanguard Group                            Vanguard Fixed Income Security: LT U S Treasury                      214

*The Vanguard Group                            Vanguard Primecap Fund                                            10,138

*The Vanguard Group                            Vanguard Wellington Fund Incorporated                              8,702

*The Vanguard Group                            Vanguard Windsor Fund Incorporated                                 1,241

**AIG Financial                                Guaranteed Investment Contract
                                               5.53%; 9/30/2003                                                   2,933

**AIG Financial                                Guaranteed Investment Contract
                                               7.07%; 12/31/2004                                                  1,372

**AIG Financial                                Guaranteed Investment Contract
                                               5.78%; 3/31/2006                                                   1,664

**CDC FA                                       Guaranteed Investment Contract
                                               6.00%; 3/10/2004                                                   1,996



DANA CORPORATION                                             SCHEDULE H, LINE 4I
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
(AMOUNTS IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------

                                                                                                             CURRENT
  IDENTITY OF ISSUE                              DESCRIPTION OF INVESTMENT                                    VALUE


**CDC FA                                       Guaranteed Investment Contract
                                               5.65%; 2/28/2004                                           $       1,799

**CDC FA                                       Guaranteed Investment Contract
                                               5.79%; 1/31/2003                                                     669

**CDC FA                                       Guaranteed Investment Contract
                                               5.28%; 9/28/2005                                                   1,194

**Morgan Guaranty                              Guaranteed Investment Contract
                                               5.99; 6/30/2006                                                    2,455

**Morgan Guaranty                              Guaranteed Investment Contract
                                               6.13; 3/31/2006                                                    1,032

**Natwest Markets SAM 170MB                    Guaranteed Investment Contract
                                               7.17%; 3/31/2002                                                     822

**Natwest Markets SAM 170MB                    Guaranteed Investment Contract
                                               6.66%; 3/31/2002                                                     697

**New York Life                                Guaranteed Investment Contract
                                               5.69%; 6/30/2005                                                   1,664

**New York Life                                Guaranteed Investment Contract
                                               5.93%; 7/15/2005                                                   2,094

**Rabobank                                     Guaranteed Investment Contract
                                               5.10%; 9/29/2006                                                   1,510

**Rabobank                                     Guaranteed Investment Contract
                                               5.56%; 12/31/2003                                                  1,316
1,510,299

**Rabobank                                     Guaranteed Investment Contract
                                               5.72%; 3/31/2006                                                   4,564

**State Street Bank                            Guaranteed Investment Contract
                                               6.16%; 3/31/2003                                                   1,711

**State Street Bank                            Guaranteed Investment Contract
                                               6.50%; 9/30/2004                                                   1,842



DANA CORPORATION                                             SCHEDULE H, LINE 4I
EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
(AMOUNTS IN THOUSANDS)
---------------------------------------------------------------------------------------------------------------------------

                                                                                                             CURRENT
  IDENTITY OF ISSUE                              DESCRIPTION OF INVESTMENT                                    VALUE


**State Street Bank                            Guaranteed Investment Contract
                                               6.27%; 3/31/2004                                           $         797

**UBS                                          Guaranteed Investment Contract
                                               6.84%; 1.75 yrs.                                                   6,142

**VGI Prime Money Market                       Guaranteed Investment Contract
                                               2.12%                                                              2,690

*Dana Corporation                              Common stock                                                      11,430

*Participant Notes Receivable                  Various interest rates/various
                                                maturities                                                        5,512
                                                                                                          -------------

                                                                                                          $     136,345
                                                                                                          =============

*Dana Corporation, Putnam Investments, The Vanguard Group, and participants are known parties-in-interest to the Plan.

** Represents the Plan's proportionate share of the investments held within the Dana Corporation Fixed Principal Fund (GIC).

This schedule was prepared from data certified by the Trustee of the Plan.

                                                     SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Dana Corporation Employee Incentive and Savings Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 Dana Corporation Employee Incentive and Savings Investment Plan

Date:  June 20, 2002             /s/ Pam Eberly
                         -----------------------------------
                                 Pam Eberly
                                 Plan Administrator